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UNITED STATES	OMB Number: 3235-0145 Expires: February 28, 2010 Estimated average burden hours per response.............. 10.4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ARCSIGHT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

039666102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership (“KPCB IX-A”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

	6	Shared Voting Power 1,828,532

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 1,828,532

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,828,532

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.4%

12	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership (“KPCB IX-A”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

	6	Shared Voting Power 56,450

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 56,450

9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,450

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.2%

12	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). KPCB IX Associates, LLC a California limited liability company (KPCB IX Associates”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

6

Shared Voting Power
1,884,982 shares of which 1,828,532 shares are held directly by KPCB IX-A, 56,450 shares are held directly by KPCB IX-B.  KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B.

	7	Sole Dispositive Power -0-

8

Shared Dispositive Power
1,884,982 shares of which 1,828,532 shares are held directly by KPCB IX-A, 56,450 shares are held directly by KPCB IX-B.  KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,884,982

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.6%

12	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership (“KPCB X-A”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

	6	Shared Voting Power 1,609,550

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 1,609,550

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,550

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.8%

12	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership (“KPCB X-B”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

	6	Shared Voting Power 45,396

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 45,396

9	Aggregate Amount Beneficially Owned by Each Reporting Person 45,396

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). KPCB X Associates, LLC a California limited liability company (KPCB X Associates”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

6

Shared Voting Power
1,654,946 shares of which 1,609,550 shares are held directly by KPCB X-A and 45,396 shares are held directly by KPCB X-B.  KPCB X Associates is the general partner of KPCB X-A and KPCB X-B.

	7	Sole Dispositive Power

8

Shared Dispositive Power
1,654,946 shares of which 1,609,550 shares are held directly by KPCB X-A and 45,396 shares are held directly by KPCB X-B.  KPCB X Associates is the general partner of KPCB X-A and KPCB X-B.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,654,946

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.9%

12	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer ARCSIGHT INC. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 5 Results Way Cupertino, CA 95014

Item 2.
(a)

Name of Person Filing
Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership

Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership

KPCB IX Associates, LLC, a California limited liability company

Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership

Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership

KPCB X Associates, LLC, a California limited liability company

	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025
	(c)	Citizenship The entities listed in Item 2(a) were formed under the laws of the state of California
	(d)	Title of Class of Securities Common stock
	(e)	CUSIP Number 039666102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
Incorporated by reference to items 5-11 of the cover sheets hereto
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

KPCB IX ASSOCIATES, LLC
a California Limited Liability Company,

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P.,
a California Limited Partnership

By: KPCB IX Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P.,
a California Limited Partnership

By: KPCB IX Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KPCB X ASSOCIATES, LLC
a California Limited Liability Company

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 12, 2010 containing the information required by Schedule 13G, for the securities of ArcSight, Inc., held by Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership, and Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

Date: February 12, 2010

KPCB IX ASSOCIATES, LLC
a California Limited Liability Company,

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P.,
a California Limited Partnership

By: KPCB IX Associates, LLC
a California Limited Liability Company, its General Partner

	By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P.,
a California Limited Partnership

By: KPCB IX Associates, LLC
a California Limited Liability Company, its General Partner

	By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KPCB X ASSOCIATES, LLC
a California Limited Liability Company

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Ted Schlein
Ted Schlein, a Managing Director